Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

March 6, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 6, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Huntington Bancshares Incorporated (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Depositary Shares Each Representing 1/40th Interest
in a Share of 6.875% Series J Non-Cumulative
Perpetual Preferred Stock

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi